SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                 (CUSIP Number)

                                John Battendieri
                    c/o Running Stream Food & Beverage, Inc.
                          804 Estates Drive, Suite 200
                                 Aptos, CA 95003
                                 (831) 685-1648
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     3/18/04
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 2  of 5   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:         John Battendieri

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER           3,837,499

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      3,837,499
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,837,499
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.3%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------

                                SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 3  of  5  Pages
-------------------------                      --------------------------



Item 1.       Security and Issuer

         No par value common stock of Spectrum Organic Products, Inc., with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.       Identity and Background

(a)      John Battendieri
(b) c/o Running Stream Food & Beverage, Inc. 804 Estates Drive, Suite 200 Aptos, CA 95003
(c) Mr. Battendieri is the founder and CEO of Running Stream Food & Beverage, Inc., with its principal business offices located at 804 Estates Drive, Suite 200, Aptos, CA 95003 and a Non-executive Director of Spectrum Organic Products, Inc., with its principal executive offices located 5341 Old Redwood Highway, Suite 400, Petaluma, CA 94954.
(d)      None
(e)      None
(f)      U.S.A.

Item 3.       Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.       Purpose of Transaction

         Not applicable

Item 5.       Interest in Securities of the Issuer

(a) The aggregate amount of securities beneficially owned by Mr. Battendieri as of the date of this filing is 3,837,499 shares, which represents 8.3% of the total class. In addition, Mr. Battendieri holds non-qualified stock options representing the right to buy 160,000 shares, of which 86,666 shares were exercisable at the date of this filing.

(b)      Sole voting power - 3,837,499

         Shared voting power - 0

         Sole disposal power - 3,837,499

         Shared disposal power - 0

                                SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 4  of 5   Pages
-------------------------                      --------------------------


(c) Since the initial filing on Schedule 13D for Mr. Battendieri dated December 18, 2003 the following dispositions of securities have occurred:

         -------------------- -------- --------------- -------------------------
         Date of Transaction   Shares     Price per      Nature of Transaction
                              Disposed      Share
         -------------------- -------- --------------- -------------------------
         March 4, 2004          5,000      $0.00                Gift
         -------------------- -------- --------------- -------------------------
         March 18, 2004        32,500      $0.8073         Open market sale
         -------------------- -------- --------------- -------------------------


(d)      Not applicable
(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         None

Item 7.       Material to Be Filed as Exhibits

         None

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 685928103                               Page 5  of 5   Pages
-------------------------                      --------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 1, 2004



                                            /s/  John Battendieri
                                            -----------------------------------
                                                 John Battendieri